September 28, 2005,

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, D.C. 20549

Re:	Hartcourt Companies, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 15, 2005
File No. 1-12671

Dear Mr. Jacobs,

Below is our response to your August 8, 2005 letter.

Form 10-KSB for the year ended December 31, 2004
Consolidated Financial Statements
Report of Independent Registered Pubic Accounting Firm

1,  As spoken to Ms. Zablow on August 13, we will conduct a re-audit of the 2003 fiscal year financials in order to remove the qualified audit opinion. The audit is expected to commence in October, 2005 and with an estimated length of 10 weeks to complete the work. However, we will do it on an “ASAP basis to finish the work.

Sincerely,

/s/ Carrie Hartwick
Interim Chief Financial Officer

cc:	Rachel Zablow, Staff Accountant, Division of Corporate Finance, SEC
Harold DeGraff, Greenberg Traurig, LLP